Jupai Holdings Limited

October 5, 2023

VIA EDGAR

Todd K. Schiffman

Susan Block

Sarmad Makhdoom

Lory Empie

Division of Corporation Finance

Office of Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re: Jupai Holdings Limited

Form 20-F

For the Fiscal Year Ended December 31, 2022

Filed April 19, 2023

File No. 001-37485

Ladies and Gentlemen:

This letter sets forth the responses of Jupai Holdings Limited (the “Company”) to the comments that the Company received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in the letter dated September 21, 2023, regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2022 (the “2022 Form 20-F”) filed on April 19, 2023.

For the Staff’s convenience, we have included herein the Staff’s comments in bold, and the Company’s responses are set forth immediately below the Staff’s comments.

General Note to the Staff:

The Company respectfully submits in this letter its proposed amendments to the disclosures contained in the 2022 Annual Report (with new language indicated by underlines and deleted language indicated by strike-through marks). The Company undertakes to include the proposed disclosures substantially as set forth below in its annual report on Form 20-F for the fiscal year ended December 31, 2023 (the “2023 Annual Report”), subject to the Staff’s further review and comment with appropriate revisions and updates to reflect the Company’s circumstances at the time when it files the 2023 Annual Report.

Form 20-F for fiscal year ended December 31, 2022

Introduction, page 1

1. In future filings, please revise your definition of "China" or "PRC" to remove the exclusion of Hong Kong and Macau from this definition. The definition may clarify that the only time that "China" or the "PRC" does not include Hong Kong or Macau is when you are referencing specific laws and regulations adopted by the PRC. If it does, please revise your disclosure to discuss any commensurate laws or regulations in Hong Kong, if applicable, and any risks and consequences to the company associated with those regulations. Please also disclose in the definition section that the same legal and operational risks associated with operations in China may also apply to operations in Hong Kong. Please confirm your understanding and include your proposed disclosure in your response letter.

Response

The Company acknowledges the Staff’s comment and hereby confirms that it will revise and clarify its definition of “China” and the “PRC” to include Hong Kong and Macau. In response to the Staff’s comment, the Company respectfully advises the Staff that it will revise the disclosure on page 1 in its future Form 20-F filings as follows:

“China~~,~~” ~~“mainland China,”~~ or the “PRC” refers to the People’s Republic of China, including Hong Kong and Macau, except when referencing specific laws and regulations adopted by the People’s Republic of China and other legal and tax matters applicable only to mainland China, and excluding, for the purposes of this annual report only, ~~Hong Kong, Macau and~~ Taiwan; the legal and operational risks associated with operating in China also apply to our operations in Hong Kong;

In addition, the Company respectfully advises the Staff that it will revise the disclosure on page 52 in its future Form 20-F filings as follows:

Certain judgments obtained against us by our shareholders may not be enforceable.

We are an exempted company incorporated in the Cayman Islands and all of our assets are located outside of the United States. Substantially all of our current operations are conducted in mainland China. In addition, a majority of our current directors and officers are nationals and residents of countries other than the United States. Substantially all of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to effect service of process within the United States upon us or these persons, or to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

It may also be difficult for our shareholders to effect service of process upon us or those persons inside mainland China. As advised by our PRC legal counsel, mainland China currently does not have treaties providing for the reciprocal recognition and enforcement of court judgments with the Cayman Islands, United States and many other countries and regions. Therefore, with respect to matters that are not subject to a binding arbitration provision, it may be difficult or impossible to recognize and enforce judgments of any of those non-PRC jurisdictions in a court in mainland China.

In addition, you may have difficulties in enforcing court judgments obtained in United States courts against our Hong Kong subsidiaries, including judgments relating to the federal securities laws of the United States or the securities laws of any state or territory of the United States. There are currently no treaties or other arrangements providing for reciprocal enforcement of foreign judgments between Hong Kong and the United States. There is uncertainty as to whether courts in Hong Kong will enforce judgments of United States courts based solely upon the civil liability provisions of the federal securities laws of the United States or the securities laws of any state or territory of the United States.

ITEM 3. KEY INFORMATION, page 3

2.
In future filings, please disclose whether and how the Holding Foreign Companies Accountable Act and related regulations will affect your company. Please provide your proposed disclosure in your response letter.

Response

In response to the Staff’s comment, the Company respectfully advises the Staff that it will add the following disclosure to “Item 3. Key Information” in its future Form 20-F filings:

The Holding Foreign Companies Accountable Act

Our financial statements contained in this annual report have been audited by, B F Borgers CPA PC, an independent registered public accounting firm registered with the Public Company Accounting Oversight Board (United States), or the “PCAOB,” and operating in Lakewood, Colorado, the U.S., which is currently subject to PCAOB rules regarding periodical inspection. However, our securities may be prohibited from trading on a national exchange or over-the-counter under the Holding Foreign Companies Accountable Act, or the HFCA Act, if the PCAOB is unable to inspect our auditor for two consecutive years. Our auditor is not subject to the determination issued by the PCAOB on December 16, 2021. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which was signed into law on December 29, 2022, amending the HFCA Act and requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchange if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time period for triggering the delisting of our Company and the prohibition of trading in our securities if the PCAOB is unable to inspect our accounting firm at any future time. On August 26, 2022, the China Securities Regulatory Commission (the “CSRC”), the Ministry of Finance of the PRC (the “MOF”), and the PCAOB signed a Statement of Protocol (the “Protocol”) governing inspections and investigations of audit firms based in mainland China and Hong Kong, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination. See “—D. Risk Factors—Risks Relating to Doing Business in China—Recent joint statement by the SEC and Public Company Accounting Oversight Board and the Holding Foreign Companies Accountable Act all call for additional and more stringent criteria to be applied to companies with non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our continued listing or future offerings of our securities in the U.S.”

In addition, Company respectfully advises the Staff that it will add the following risk factor to “Item 3. Key Information-D. Risk Factors-Risks Related to Doing Business in China” in its future Form 20-F filings:

Recent joint statement by the SEC and Public Company Accounting Oversight Board and the Holding Foreign Companies Accountable Act all call for additional and more stringent criteria to be applied to companies with non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our continued listing or future offerings of our securities in the U.S.

On April 21, 2020, SEC Chairman Jay Clayton and PCAOB Chairman William D. Duhnke III, along with other senior SEC staff, released a joint statement highlighting the risks associated with investing in companies based in or have substantial operations in emerging markets including China. The joint statement emphasized the risks associated with lack of access for the PCAOB to inspect auditors and audit work papers in China and higher risks of fraud in emerging markets.

On May 20, 2020, the U.S. Senate passed the Holding Foreign Companies Accountable Act requiring a foreign company to certify it is not owned or controlled by a foreign government if the PCAOB is unable to audit specified reports because the company uses a foreign auditor not subject to PCAOB inspection. If the PCAOB is unable to inspect the company’s auditors for three consecutive years, the issuer’s securities are prohibited to trade on a national exchange. On December 2, 2020, the U.S. House of Representatives approved the Holding Foreign Companies Accountable Act. On December 18, 2020, the Holding Foreign Companies Accountable Act was signed into law.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the Holding Foreign Companies Accountable Act.

On September 22, 2021, the PCAOB adopted a final rule implementing the Holding Foreign Companies Accountable Act, which provides a framework for the PCAOB to use when determining, as contemplated under the Holding Foreign Companies Accountable Act, whether the board of directors of a company is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction.

On December 2, 2021, the SEC adopted amendments to finalize rules implementing the submission and disclosure requirements in the Holding Foreign Companies Accountable Act. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions.

On December 16, 2021, the PCAOB issued a report on its determinations that it is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong because of positions taken by PRC and Hong Kong authorities in those jurisdictions.

On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, and on December 29, 2022, the Consolidated Appropriations Act 2023 was signed into law, which contained, among other things, an identical provision to the Accelerating Holding Foreign Companies Accountable Act, which reduces the number of consecutive non-inspection years required for triggering the prohibitions under the Holding Foreign Companies Accountable Act from three years to two years.

The lack of access to the PCAOB inspection in China prevents the PCAOB from fully evaluating audits and quality control procedures of the auditors based in China. As a result, the investors may be deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of these accounting firms’ audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors to lose confidence in the audit procedures and reported financial information and the quality of the financial statements of those companies who have China-based auditors.

On August 26, 2022, the CSRC, the MOF, and the PCAOB signed the “Protocol, governing inspections and investigations of audit firms based in China and Hong Kong. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination.

On February 14, 2020, we engaged B F Borgers CPA PC, an independent registered public accounting firm, as our auditor. B F Borgers CPA PC is registered with the PCAOB and operating in Lakewood, Colorado, the U.S., and is currently subject to PCAOB rules regarding periodical inspection. On December 16, 2021, the PCAOB issued its determination that the PCAOB is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong and included in the report of its determination a list of the accounting firms that are headquartered in the PRC or Hong Kong. This list does not include our auditor, B F Borgers CPA PC. However, it is possible that in the future the laws of the United States and PRC could be changed to make our current auditor arrangement inadequate. In addition, the recent developments would add uncertainties to our offering and we cannot assure you whether regulatory authorities would apply additional and more stringent criteria to us since the majority of our and the VIEs’ operations are conducted in China.

Our Holding Company Structure and Contractual Arrangements with our VIEs and Their Shareholders, page 3

3.
We note your disclosure that you are a Cayman Islands holding company with no equity ownership in your variable interest entities. In future filings, please also disclose that investors may never hold equity interests in the Chinese operating companies. Please include your proposed disclosure in the response letter.

Response

In response to the Staff’s comment, the Company respectfully advises the Staff that it will revise the first paragraph of “Item 3. Key Information - Our Holding Company Structure and Contractual Arrangements with our VIEs and Their Shareholders” on page 3 by adding the underlined:

Our Holding Company Structure and Contractual Arrangements with our VIEs and Their Shareholders

Jupai Holdings Limited is not a Chinese operating company but a Cayman Islands holding company with no equity ownership in its variable interest entities. We conduct our operations in China through (i) our PRC subsidiaries and (ii) our variable interest entities with which we have maintained contractual arrangements. PRC laws and regulations restrict and impose conditions on foreign investment in direct sales of mutual fund and asset management plans, market surveys and asset management business. Accordingly, we operate these businesses in China through our variable interest entities, and rely on contractual arrangements among our PRC subsidiaries, our variable interest entities and their shareholders to control the business operations of our variable interest entities. Revenues contributed by our variable interest entities accounted for approximately 61.2%, 58.8% and 36.6% of our total revenues in 2020, 2021 and 2022, respectively. As used in this annual report, “we,” “us,” “our company” and “our” refer to Jupai Holdings Limited, its subsidiaries and, in the context of describing our operations and consolidated financial information, our VIEs in China, including Shanghai E-Cheng Asset Management Co., Ltd., or Shanghai E-Cheng, Shanghai Yedu Enterprise Management Co., Ltd., or Shanghai Yedu, and, for periods prior to June 22, 2022, Shanghai Jupai Investment Group Co., Ltd., or Shanghai Jupai. Our VIEs and their subsidiaries are consolidated for accounting purposes. Investors in our ADSs are not purchasing equity interest in our VIEs in China but instead are purchasing equity interest in a holding company incorporated in the Cayman Islands. Investors may never hold equity interests in the Chinese operating companies.

4.
In future filings, clearly disclose how you will refer to the holding company, subsidiaries, and VIEs when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Refrain from using terms such as "we" or "our" when describing activities or functions of a VIE. Please provide your proposed disclosure in your response letter.

Response

In response to the Staff’s comment, the Company respectfully advises the Staff that it will revise the disclosure on page 1 in its future Form 20-F filings as follows:

“Jupai,” “we,” “us,” “our company” and “our” refer to Jupai Holdings Limited, a Cayman Islands company, and its subsidiaries and, only in the context of describing our operations and consolidated financial information, the ~~its~~ variable interest entities~~, or VIEs,~~ and their respective subsidiaries, which are domestic PRC companies in which we do not have any equity ownership but whose financial results have been consolidated into our consolidated financial statements based solely on contractual arrangements in accordance with U.S. GAAP.

The Company further undertakes to refrain from using terms such as “we” or “our” when describing activities or functions of a VIE, and to make necessary revisions in its future Form 20-F filings.

5.
Reference is made to the third paragraph. In future filings, clarify how and why the contractual arrangements may be less effective than direct ownership. Please provide your proposed disclosure in your response to us.

Response

In response to the Staff’s comment, the Company respectfully advises the Staff that it will revise the third paragraph of “Item 3. Key Information-Our Holding Company Structure and Contractual Arrangements with our VIEs and Their Shareholders” on page 3 by adding the underlined:

However, the contractual arrangements may not be as effective as direct ownership in providing us with control over our VIEs and their subsidiaries and we may incur substantial costs to enforce the terms of the arrangements. For example, our VIEs and their respective shareholders could breach their contractual arrangements with us by, among other things, failing to operate the VIE’s business in an acceptable manner or taking other actions that are detrimental to our interests. If we were the controlling shareholder of the VIEs with direct ownership, we would be able to exercise our rights as shareholders to effect changes to their board of directors, which in turn could implement changes at the management and operational level. However, under the current contractual arrangements, as a legal matter, if our VIEs or their respective shareholders fail to perform their obligations under these contractual arrangements, we may have to incur substantial costs to enforce such arrangements, and rely on legal remedies under PRC law, including contract remedies, which may be time-consuming, unpredictable and expensive. In addition, we have designated individuals who are PRC nationals to be the shareholders of our VIEs. These individuals may have conflicts of interest with us. We cannot assure you that when conflicts arise, shareholders of our VIEs will act in the best interest of our company or that conflicts will be resolved in our favor. See “Item 3. Key Information-D. Risk Factors-Risks Related to Our Corporate Structure-We rely on contractual arrangements with our VIEs, and their respective shareholders for a portion of our China operations, which may not be as effective as direct ownership in providing operational control” and “Item 3. Key Information-D. Risk Factors-Risks Related to Our Corporate Structure-The shareholders of our VIEs may have potential conflicts of interest with us, and if any such conflicts of interest are not resolved in our favor, our business may be materially and adversely affected.”

6.
In future filings, provide early in the filing a diagram of the company’s corporate structure, identifying the person or entity that owns the equity in each depicted entity. Please confirm your understanding in the response.

Response

In response to the Staff’s comment, the Company undertakes to include the diagram of the Company’s corporate structure disclosed in “Item 4. Information on the Company—C. Organizational Structure” of the 2022 Form 20-F on page 83 (or the then-up to date corporate chart), including the footnotes identifying the person or entity that owns the equity in each depicted entity therein, at the end of the section headed “Our Holding Company Structure and Contractual Arrangements with our VIEs and Their Shareholders” in the beginning of Item 3 in its future Form 20-F filings.

Cash Flows through Our Organization , page 5

7.
In future filings, quantify any dividends or distributions that a subsidiary or consolidated VIE have made to the holding company and which entity made such transfer, and their tax consequences. Please provide us your proposed disclosure in your response letter.

Response

In response to the Staff’s comment, the Company respectfully advises the Staff that it will revise the first paragraph of “Item 3. Key Information-Cash Flows through Our Organization” on page 5 by adding the underlined:

Jupai Holdings Limited is a holding company with no operations of its own. We conduct our operations in China through our PRC subsidiaries and VIEs and their respective subsidiaries in China. As a result, although other means are available for us to obtain financing at the holding company level, Jupai Holdings Limited’s ability to pay dividends to the shareholders and to service any debt it may incur may depend upon dividends paid by our PRC subsidiaries. If any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to Jupai Holdings Limited. In addition, our PRC subsidiaries are permitted to pay dividends to Jupai Holdings Limited only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Further, our PRC subsidiaries and VIEs are required to make appropriations to certain statutory reserve funds or may make appropriations to certain discretionary funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies. As of the date of this annual report, none of our subsidiaries or VIEs have made any dividends or distributions to our holding company, Jupai Holdings Limited. For more details, see “Item 5. Operating and Financial Review and Prospects-Liquidity and Capital Resources-Holding Company Structure.”

8.
Reference is made to the second from last paragraph. In future filings please revise your disclosure to make clear if no transfers, dividends, or distributions have been made to date.

Response

In response to the Staff’s comment, the Company respectfully advises the Staff that it will revise the second from last paragraph of “Item 3. Key Information-Cash Flows through Our Organization” on page 6 as follows:

On February 28, 2017, we declared cash dividends in an aggregate amount of US$16.1 million (being US$0.083 per ordinary share) to our shareholders, with holders of our ADSs entitled to cash dividend of US$0.5 per ADS. Such cash dividend was paid by April 3, 2017. On March 12, 2018, we further declared cash dividends in an aggregate amount of approximately US$20.0 million (being US$0.1 per ordinary share) to our shareholders, with holders of our ADSs entitled to cash dividend of US$0.6 per ADS. Such cash dividend was paid in May, 2018. Except for the above, we have not made any other dividends or distributions to our shareholders and we have~~. Jupai Holdings Limited has~~ no present plan to pay any cash dividends on our ~~its~~ ordinary shares in the foreseeable future. We currently intend to retain all of our available funds and any future earnings to operate our business. In 2020, 2021 and 2022, no transfers, dividends, or distributions between Jupai Holdings Limited, our subsidiaries, and the VIEs, other than those currently described, have been made. See “Item 8. Financial Information-A. Consolidated Statements and Other Financial Information-Dividend Policy.” For PRC and United States federal income tax considerations of an investment in our ADSs, see “Item 10. Additional Information-E. Taxation.”

Permissions Required from the PRC Authorities for Our Operations , page 5

9.
In future filings, please also describe the consequences to you and your investors if you, your subsidiaries, or the VIEs: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future. Please provide your proposed disclosure in your response letter.

Response

In response to the Staff’s comment, the Company respectfully advises the Staff that it will revise “Item 3. Key Information-Permissions Required from the PRC Authorities for Our Operations” on page 5 as follows:

Our operations in China are governed by PRC laws and regulations. As of the date of this annual report, our PRC subsidiaries and VIEs have obtained the requisite licenses and permits from the PRC government authorities that are material for the business operations of our PRC subsidiaries ~~holding company~~ and ~~our~~ VIEs in China, including, among others, private fund manager registrations with Asset Management Association of China by Shanghai Yidexin Equity Investment Management Co., Ltd., or Shanghai Yidexin. Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we or any of our VIEs may be required to obtain additional licenses, permits, filings or approvals for the functions and services of our platform in the future. If we are or any of the VIEs is found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required licenses, permits, filings, registrations or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. In addition, if we or any of the VIEs had inadvertently concluded that such licenses, approvals, permits, registrations or filings were not required, or if applicable laws, regulations or interpretations change in a way that requires us or any of the VIEs to obtain such licenses, approval, permits, registrations or filings in the future, we or the relevant VIEs may be unable to obtain such necessary licenses, approvals, permits, registrations or filings in a timely manner, or at all, and such licenses, approvals, permits, registrations or filings may be rescinded even if obtained. Any such circumstance may subject us or the relevant VIEs to fines and other regulatory, civil or criminal liabilities, and we or the relevant VIEs may be ordered by the competent government authorities to suspend relevant operations, which will materially and adversely affect our or the VIEs’ business operation. For more detailed information, see “Item 3. Key Information-D. Risk Factors-Risks Related to Doing Business in China~~- Uncertainties with respect to the PRC legal system and changes in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us~~.”

Furthermore, in connection with our issuance of securities to foreign investors, under current PRC laws, regulations and regulatory rules, as of the date of this annual report, we, our PRC subsidiaries and our VIEs, (i) are not required to obtain permissions from the China Securities Regulatory Commission, or the CSRC, (ii) are not required to go through cybersecurity review by the Cyberspace Administration of China, or the CAC, and (iii) have not received or were denied such requisite permissions by any PRC authority.

However, the PRC government has recently indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers and published a series of laws and regulations to regulate such transactions, enhancing supervision over China-based companies listed overseas using a variable interest entity structure. There are substantial uncertainties as to how PRC governmental authorities will regulate overseas listings and offerings in general and whether we are required to complete any filing or obtain any specific regulatory approval from the CSRC, the CAC or any other PRC governmental authorities for our future overseas securities offerings. If we had inadvertently concluded that such approvals or filings were not required, or if applicable laws, regulations or interpretations change in a way that requires us to complete such filings or obtain such approvals in the future, we may be unable to fulfill such requirements in a timely manner, or at all, and such approvals or filings may be rescinded even if obtained or completed. Any such circumstance could subject us to penalties, including fines, suspension of business and revocation of required licenses, significantly limit or completely hinder our ability to continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. For more detailed information, see “Item 3. Key Information-D. Risk Factors-Risks Related to Doing Business in China-The approval of the CSRC or other PRC government authorities may be required in connection with our future offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval.”

Risks Related to Doing Business in China, page 9

10.
In future filings, please discuss the risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time. Please provide your proposed disclosure in your response letter.

Response

In response to the Staff’s comment, the Company respectfully advises the Staff that it will include the following underlined additional disclosure in “Risks Related to Doing Business in China” under “Summary of Risk Factors” section as shown below in its future Form 20-F filings.

We are also subject to risks and uncertainties relating to doing business in China in general, including, but are not limited to, the following:

▪
Adverse changes in the political and economic policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could adversely affect our business;
▪
Uncertainties with respect to the PRC legal system and changes in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us. The enforcement of laws and rules and regulations in China may change quickly with little advance notice, which could result in a material adverse change in our and the VIEs’ operations and the value of our ADSs.

▪
If the Chinese government were to impose new requirements for approval from the PRC authorities to our future offshore offerings, such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
▪
The PRC government’s significant oversight and discretion over our and the VIEs’ business operation could result in a material adverse change in our and the VIEs’ operations and the value of our ADSs. The Chinese government may intervene with or influence our and the VIEs’ operations as the government deems appropriate to further regulatory, political and societal goals and policy positions, which could result in a material adverse change in our and the VIEs’ operations. In addition, the Chinese government may exert more oversight and control over offerings conducted overseas and/or foreign investment in China-based issuers, which could significantly limit or completely hinder our ability to continue to offer securities to investors and cause the value of such securities to significantly decline or become worthless.
▪
The approval of the CSRC or other PRC government authorities may be required in connection with our future offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval.
▪
We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of financial services businesses, service providers and financial products we distribute; and
▪
Fluctuations in exchange rates could have a material adverse effect on our results of operations and the value of your investment.

In addition, the Company will revise the referenced disclosure as follows in its future Form 20-F filings:

Uncertainties with respect to the PRC legal system and changes in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us. The enforcement of laws and rules and regulations in China may change quickly with little advance notice, which could result in a material adverse change in our and the VIEs’ operations and the value of our ADSs.

The PRC legal system is based on written statutes and court decisions have limited precedential value. The PRC legal system is evolving rapidly, and the interpretation of many laws, regulations and rules may contain inconsistencies and enforcement of these laws, regulations and rules involves uncertainties. In addition, the interpretation and enforcement of these laws and regulations may change quickly with little advance notice, which could result in a material adverse change in our and the VIEs’ operations and the value of our ADSs.

In particular, PRC laws and regulations concerning the financial services industry are developing and evolving. Although we have taken measures to comply with the laws and regulations applicable to our business operations and to avoid conducting any non-compliant activities under these laws and regulations, the PRC governmental authorities may promulgate new laws and regulations regulating financial services industries. We cannot assure you that our business operations would not be deemed to violate any such new PRC laws or regulations. Moreover, developments in the financial services industry may lead to changes in PRC laws, regulations and policies or in the interpretation and application of existing laws, regulations and policies, which in turn may limit or restrict us, and could materially and adversely affect our business and operations.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since PRC judicial and administrative authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to predict the outcome of a judicial or administrative proceeding than in more developed legal systems. These uncertainties may impede our ability to enforce the contracts we have entered into and could materially and adversely affect our business and results of operations.

Furthermore, the PRC legal system is based, in part, on government policies and internal rules, some of which are not published in a timely manner, or at all, but which may have retroactive effect. As a result, we may not always be aware of any potential violation of these policies and rules. Such unpredictability towards our contractual, property (including intellectual property) and procedural rights could adversely affect our business and impede our ability to continue our operations.

PRC government has significant oversight over the conduct of our business and it has recently indicated an intent to exert more oversight over offerings that are conducted overseas and/or foreign investment in China-based issuers. Any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

The PRC government’s significant oversight and discretion over our and the VIEs’ business operation could result in a material adverse change in our and the VIEs’ operations and the value of our ADSs.

We conduct our business primarily through our variable interest entities and their subsidiaries in China. Our operations in China are governed by PRC laws and regulations. The PRC government has significant oversight and discretion over the conduct of our business, and may intervene with or influence our and the VIEs’ operations as the government deems appropriate to further regulatory, political and societal goals and policy positions ~~it may influence our operations~~, which could result in a material adverse change in our and the VIEs’ operation and/or the value of our ADSs. Also, the PRC government has recently indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers.

For example, on July 6, 2021, the relevant PRC government authorities made public the Opinions on Strictly Scrutinizing Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. On December 28, 2021, the CAC, together with certain other PRC governmental authorities, jointly released the Revised Cybersecurity Review Measures, which took effect on February 15, 2022. Pursuant to the Revised Cybersecurity Review Measures, network platform operator with personal information of over one million users shall apply with the Cybersecurity Review Office for a cybersecurity review before any listing abroad. Given the Cybersecurity Review Measures were recently promulgated, substantial uncertainties exist with respect to the interpretation, application and enforcement of the Cybersecurity Review Measures. It remains uncertain as to how PRC governmental authorities will regulate overseas listing in general and whether we are required to obtain any specific regulatory approvals from the CSRC, CAC or any other relevant PRC governmental authorities for our future offshore offerings and refinancing. If the CSRC, CAC or other regulatory agencies later promulgate new rules or explanations requiring that we obtain their approvals for our future offshore offerings, we may be unable to obtain such approvals in a timely manner, or at all, and such approvals may be rescinded even if obtained. Any such circumstance could significantly limit or completely hinder our ability to continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. In addition, implementation of industry-wide regulations directly targeting our operations could cause the value of our securities to significantly decline. Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC government affecting our business.

11.
Reference is made to the fourth bullet point. In future filings please revise to clarify that the Chinese government may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of you securities. Please provide your proposed disclosure in your response letter.

Response

In response to the Staff’s comment, the Company respectfully advises the Staff that it will revise the referenced disclosure in its future Form 20-F filings. Please kindly see the Company’s response to comment 10 in this letter for the revisions that the Company intends to make for such fourth bullet point.

In addition, the Company respectfully advises the Staff that the Company also discusses this issue in the following risk factors:

If the Chinese government were to impose new requirements for approval from the PRC authorities to our future offshore offerings, such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

The approval of the CSRC or other PRC government authorities may be required in connection with our future offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval.

Risks Related to Doing Business in China, page 32

12.
In future filings, revise your risk factors to acknowledge that if the PRC government determines that the contractual arrangements constituting part of the VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, your securities may decline in value or become worthless if the determinations, changes, or interpretations result in your inability to assert contractual control over the assets of your PRC subsidiaries or the VIEs that conduct all or substantially all of your operations. Please provide your proposed disclosure in your response letter.

Response

In response to the Staff’s comment, the Company respectfully advises the Staff that it will revise the referenced disclosure in its future Form 20-F filings as follows:

If the PRC government deems that our contractual arrangements with our VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Occurrence of any of these events could adversely affect our business, operating results and financial condition, and our securities could decline in value or become worthless as a result.

In terms of our asset management business, although foreign-invested enterprises incorporated in China are not expressly prohibited from providing asset management services as private investment fund managers in China, in practice, when managing various funds, we may also need to invest in projects or funds at the same time. Some targeted projects are listed in the Special Administration Measures for Access of Foreign Investment (Negative List) (2021 Version), or the Negative List, as prohibited or restricted categories for foreign investment. Therefore, we provide asset management services through contractual arrangements between Baoyi Investment Consulting (Shanghai) Co., Ltd., or Shanghai Baoyi, which is one of our PRC subsidiaries, and Shanghai E-Cheng.

Our contractual arrangements with our VIEs and their respective shareholders enable us to (i) have power to direct the activities that most significantly affect the economic performance of our VIEs; (ii) receive substantially all of the economic benefits from our VIEs in consideration for the services provided by Shanghai Baoyi; and (iii) have an exclusive option to purchase all or part of the equity interests in our VIEs when and to the extent permitted by PRC law, or request any existing shareholder of our VIEs to transfer any or part of the equity interest in our VIEs to another PRC person or entity designated by us at any time at our discretion. Because of these contractual arrangements, we are the primary beneficiary of our VIEs and hence treat each of the VIEs as our VIEs, and consolidate their and their respective subsidiaries’ results of operations into ours.

If the PRC government finds that our contractual arrangements do not comply with its restrictions on foreign investment, or if the PRC government otherwise finds that we, our VIEs or any of their respective subsidiaries or client centers are in violation of PRC laws or regulations or lack the necessary permits or licenses to operate our business, the relevant PRC regulatory authorities, including the CSRC, would have broad discretion in dealing with such violations or failures, including, without limitation:

▪
revoking our business and operating licenses;
▪
discontinuing or restricting our operations;
▪
imposing fines or confiscating any of our income that they deem to have been obtained through illegal operations;
▪
imposing conditions or requirements with which we or our PRC subsidiaries and consolidated entities may not be able to comply;
▪
requiring us or our PRC subsidiaries and consolidated entities to restructure the relevant ownership structure or operations;
▪
restricting or prohibiting our use of the proceeds from the initial public offering or other financing activities of Jupai Holdings Limited to finance the business and operations of our VIEs and their respective subsidiaries; or
▪
taking other regulatory or enforcement actions that could be harmful to our business.

Although we believe we, our PRC subsidiaries and our VIEs comply with current PRC laws and regulations, we cannot assure you that the PRC government would agree that our contractual arrangements comply with PRC licensing, registration, or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. The PRC government has broad discretion in determining rectifiable or punitive measures for non-compliance with or violations of PRC laws and regulations. If the PRC government determines that we or our VIEs do not comply with applicable law, or if existing regulations or the interpretation of existing regulations change or are interpreted differently in the future, ~~it~~ the PRC government could revoke the business and operating licenses of our VIEs and their subsidiaries, require our VIEs or their subsidiaries to discontinue or restrict their operations, restrict their right to collect revenues, block their websites, require us to restructure the operations of our VIEs and their subsidiaries, impose additional conditions or requirements with which our VIEs may not be able to comply, impose restrictions on the business operations of our VIEs or their subsidiaries or on their customers, or take other regulatory or enforcement actions against our VIE structure that could be harmful to our business. Furthermore, new PRC laws, rules and regulations may be introduced to impose additional requirements that may be applicable to our corporate structure and contractual arrangements with the VIEs. Any of these or similar occurrences could significantly disrupt our or our VIEs’ business operations or restrict our VIEs from conducting a substantial portion of their business operations, which could materially and adversely affect the business, financial condition, and results of operations of our VIEs and us. If any of these occurrences results in our inability to direct the activities of any of our VIEs that most significantly impact its economic performance, and/or failure to receive the economic benefits from any of our VIEs, we may not be able to consolidate these entities in our consolidated financial statements in accordance with U.S. GAAP, and our securities could decline in value or become worthless as a result.

13.
In future filings, please discuss the Holding Foreign Companies Accountable Act and whether or how the Holding Foreign Companies Accountable Act and related regulations will affect your company. Please include your proposed disclosure in your response letter.

Response

In response to the Staff’s comment, the Company respectfully advises the Staff that it will add in its future Form 20-F filings disclosure as proposed in the Company’s response to comment 2 in this letter.

14.
In light of recent events indicating greater oversight by the Cyberspace Administration of China (CAC) over data security, particularly for companies seeking to list on a foreign exchange, in future filings, please explain how this oversight impacts your business and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date. Please provide your proposed disclosure in your response letter.

Response

In response to the Staff’s comment, the Company respectfully advises the Staff that it will revise the referenced disclosure as follows in its future Form 20-F filings.

Page 19:

Our business is subject to various evolving PRC laws and regulations regarding data privacy and cybersecurity. Failure of cybersecurity and data privacy concerns could subject us to penalties, damage our reputation and brand, and harm our business and results of operations.

We face significant challenges with respect to cybersecurity and data privacy, including the storage, transmission, and sharing of confidential information. We transmit and store confidential and private information of our clients, such as personal information, including names, address and portfolio holdings.

We are subject to various regulatory requirements relating to cybersecurity and data privacy, including, without limitation, the PRC Civil Code and the PRC Cybersecurity Law. See “Item 4. Information on the Company-B. Business Overview-Regulations-Regulations on Privacy Protection and Cybersecurity.” We are required by these laws and regulations to ensure the confidentiality, integrity, availability, and authenticity of the information of our users and distributors, which is also essential to maintaining their confidence in our vehicles and services. We have adopted strict information security policies and deployed advanced measures to implement the policies, including, among others, advanced encryption technologies. If we are unable to protect our systems, and hence the information stored in our systems, from unauthorized access, use, disclosure, disruption, modification, or destruction, such problems or security breaches could cause a loss, give rise to our liabilities to the owners of confidential information, or subject us to fines and other penalties. In addition, complying with various laws and regulations could cause us to incur substantial costs or require us to change our business practices, including our data practices, in a manner adverse to our business.

In addition, regulatory requirements on cybersecurity and data privacy are constantly evolving and can be subject to varying interpretations or significant changes, resulting in uncertainties about the scope of our responsibilities in that regard. For example, on June 10, 2021, the Standing Committee of the National People’s Congress promulgated the PRC Data Security Law, effective from September 1, 2021. The PRC Data Security Law, among other things, provides for a security review procedure for the data activities that may affect national security. On August 20, 2021, the Standing Committee of the National People's Congress promulgated the Personal Information Protection Law of the People’s Republic of China, effective from November 1, 2021. The Personal Information Protection Law requires, among others, that (i) the processing of personal information should have a clear and reasonable purpose which should be directly related to the processing purpose, in a method that has the least impact on personal rights and interests, and (ii) the collection of personal information should be limited to the minimum scope necessary to achieve the processing purpose to avoid the excessive collection of personal information. Entities handling personal information must bear responsibilities for their personal information handling activities and adopt necessary measures to safeguard the security of the personal information they handle. If entities that handle personal information intend to transmit the personal information to outside the PRC, they shall complete security review conducted by the CAC, and shall obtain personal information protection certification from professional institutions as prescribed by the CAC. Otherwise, the entities handling personal information could be ordered to correct, or suspend or terminate the provision of services, and face confiscation of illegal income, fines or other penalties. See “Item 4. Information on the Company-B. Business Overview-Regulations-Regulations on Privacy Protection and Cybersecurity.” We cannot assure you that relevant regulators will not interpret or implement the laws or regulations in ways that negatively affect us. In addition, it is possible that we may become subject to additional or new laws and regulations in this regard, particularly to data security and protection laws in other jurisdiction if we extend our business outside of China in the future, which may result in additional expenses to us and subject us to potential liability and negative publicity. We expect that these areas will receive greater attention and focus from regulators and attract continued or greater public scrutiny and attention going forward, which could increase our compliance costs and subject us to heightened risks and challenges associated with data security and protection. If we are unable to manage these risks, we could become subject to penalties, fines, suspension of business and revocation of required licenses, and our reputation and results of operations could be materially and adversely affected.

The PRC government has recently indicated an intent to exert more oversight and control over offerings that are conducted overseas or foreign investments in China-based issuers. On December 28, 2021, the CAC, the NDRC, the Ministry of Industry and Information Technology, or the MIIT, and several other PRC governmental authorities jointly issued the Cybersecurity Review Measures, which further restates and expands the applicable scope of the cybersecurity review in effect. Pursuant to the Cybersecurity Review Measures, critical information infrastructure operators that procure internet products and services and network platform operators engaging in data processing activities must be subject to the cybersecurity review if their activities affect or may affect national security. The Cybersecurity Review Measures further stipulate that network platform operators holding over one million users’ personal information shall apply with the Cybersecurity Review Office for a cybersecurity review before any public offering at a foreign stock exchange. Given the Cybersecurity Review Measures were recently promulgated, there are substantial uncertainties as to the interpretation, application, and enforcement of the Cybersecurity Review Measures. On August 17, 2021, the State Council promulgated the Regulations on Protection of Critical Information Infrastructure, effective from September 1, 2021, which defined critical information infrastructure as any important network facilities or information systems of the important industry or field such as public communication and information service, energy, communications, water conservation, finance, public services, e-government affairs, and national defense science, which may endanger national security, people’s livelihood, and public interest in case of damage, function loss, or data leakage. In addition, according to the Regulations on Protection of Critical Information Infrastructure, relevant administration departments of each critical industry and sector should be responsible to formulate eligibility criteria and determine the scope of critical information infrastructure operator in the respective industry or sector. The operators shall be informed about the final determination as to whether they are categorized as critical information infrastructure operators. As of the date of this annual report, no detailed rules or implementation has been issued by any government authorities and we have not been informed as a critical information infrastructure operator by any government authorities. Furthermore, the exact scope of “critical information infrastructure operators” under the current regulatory regime remains unclear, and the PRC government authorities may have wide discretion in the interpretation and enforcement of these laws. Therefore, it is uncertain whether we would be deemed as a critical information infrastructure operator under PRC law. If so, we will be subject to more scrutiny from the relevant governmental authorities, which may increase our compliance costs and affect our ability to conduct offshore offerings.

Furthermore, on November 14, 2021, the CAC published the Administration Regulations on Cyber Data Security (Draft for Comments), which reiterates the circumstances under which data processors must apply for cybersecurity review, including, among others, (i) the data processors who process personal information of at least one million users apply for foreign listing; and (ii) the data processors’ proposed listing in Hong Kong affects or may possibly affect national security. However, there remain uncertainties whether we would be subject to the cybersecurity review for our future offshore offering pursuant to such measures. As of the date of this annual report, there is no schedule as to when it will be enacted. Substantial uncertainties exist with respect to its enactment timetable, final content, interpretation, and implementation. As advised by our PRC legal counsel, Jingtian & Gongcheng, as of the date of this annual report, we, our PRC subsidiaries, and the VIEs, are not required to go through a cybersecurity review by CAC for our previous issuance of securities to foreign investors.

On July 7, 2022, the CAC issued the Measures on Security Assessment of the Cross-border Transfer of Data, effective from September 1, 2022. The measures provide that four types of cross-border transfers of critical data or personal data generated from or collected in the PRC should be subject to a security assessment, which include: (i) a data processor to transfer important data overseas; (ii) either a critical information infrastructure operator, or a data processor processing personal information of more than 1 million individuals, transfers personal information overseas; (iii) a data processor who has, since January 1 of the previous year, transferred personal information of more than 100,000 individuals overseas cumulatively, or transferred sensitive personal information of more than 10,000 individuals overseas cumulatively; or (iv) other circumstances under which security assessment of data cross-border transfer is required as prescribed by the national cyberspace administration. Given that the above measures were recently promulgated, it is unclear whether and to what extent we will be subject to these new requirements.

We are constantly in the process of evaluating the potential impact of the laws, regulations and policies relating to cybersecurity, privacy, data protection and information security on our current business practices. All these laws and regulations may result in additional expenses and obligations to us and subject us to negative publicity, which could harm our reputation and negatively affect the price of the ADSs and/or ordinary shares. It also remains uncertain whether the future regulatory changes would impose additional restrictions on companies like us. We cannot predict the impact of these future regulatory changes, if any, at this stage, and we will closely monitor and assess any development in the rule-making process. If future regulatory updates mandate clearance of cybersecurity review and other specific actions to be completed by China-based companies listed on a foreign stock exchange, such as us, we face uncertainties as to whether such clearance can be timely obtained, or at all. As of the date of this annual report, there had been no material incident of data or personal information leakage, infringement of data protection and privacy laws and regulations, or investigation or other legal proceeding, pending or threatened against us initiated by relevant government authorities or third parties, that will materially and adversely affect our business and operations. We have not been involved in any formal investigations on cybersecurity review made by the CAC on such basis. Given these we believe, as of the date of this annual report and to the best of our knowledge, our business operations are compliant with the currently effective PRC laws relating to cybersecurity, data security, and personal data and privacy laws in all material respects, and based on the advice of our PRC legal counsel, Jingtian & Gongcheng, our business operations are compliant with the permission and approval requirements of the CAC in all material respects. However, if we are not able to comply with the cybersecurity and data privacy requirements in a timely manner, or at all, we may be subject to government enforcement actions and investigations, fines, penalties, suspension of our non-compliant operations, or removal of our app from the relevant application stores, among other sanctions, which could materially and adversely affect our business and results of operations.

If you have any questions or comments regarding the Company’s responses to the Staff’s comments, please contact the undersigned or the Company’s U.S. counsel, Jie Jeffrey Sun at +86-21-6109-7103 of Orrick, Herrington & Sutcliffe.

Sincerely yours,

Jupai Holdings Limited

By: /s/ Min Liu

Name: Min Liu

Title: Chief Financial Officer

cc: Jie Jeffrey Sun

Orrick, Herrington & Sutcliffe